UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

EPSILON ENERGY LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares, no par value per share
(Title of Class of Securities)

294375209
(CUSIP Number of Class of Securities)

Michael Raleigh
Chief Executive Officer

Epsilon Energy Ltd.
16945 Northchase Drive, Suite 1610

Houston, Texas 77060

(281) 670-0002

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Gislar Donnenberg
DLA Piper LLP (US)
1000 Louisiana, Suite 2800
Houston, Texas 77002
(713) 425-8400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)
N/A	N/A

(1)	Pursuant to General Instruction D of Schedule TO, no filing fee is required for pre-commencement communications.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On May 14, 2020, Epsilon Energy Ltd., a corporation organized under the laws of Alberta, Canada (the “Company”), issued a press release announcing that it intends to commence a substantial issuer bid and tender offer (the “Offer”) to purchase for cash up to an aggregate of approximately $6.2 million of its common shares, no par value, at a premium to current market price no later than the end of this month. The Company intends to use a portion of its cash on hand to fund the Offer. A copy of the press release is included as Exhibit 99.1 to this Schedule TO.

IMPORTANT INFORMATION ABOUT PROPOSED TENDER OFFER

The discussion of the proposed substantial issuer bid and tender offer in the attached press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. Any substantial issuer bid and tender offer will be made only pursuant to an offer to purchase, issuer bid circular, the related letter of transmittal, and other related materials mailed or otherwise delivered to stockholders. Stockholders and investors are urged to read the Company’s substantial issuer bid and tender offer statement on Schedule TO that will be filed contemporaneously with the Securities and Exchange Commission (the “SEC”) in connection with the substantial issuer bid and tender offer, which will include as exhibits the offer to purchase, the related letter of transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Each of these documents will be filed with the SEC and SEDAR, as applicable, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov), SEDAR at its website (www.sedar.com) or from the Company’s information agent for the substantial issuer bid and tender offer.

Cautionary Note Regarding Forward-Looking Statements

Statements made in this press release that are not historical facts are “forward-looking statements.” These statements are based on certain assumptions and expectations made by the Company which reflect management’s experience, estimates and perception of historical trends, current conditions, and anticipated future developments. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward-looking statements. These include risks relating to our ability to commence and consummate the proposed tender offer, financial and operational performance and results of the Company, low or declining commodity prices and demand for oil, natural gas and natural gas liquids, ability to hedge future production, ability to replace reserves and efficiently develop current reserves, the capacity and utilization of midstream facilities and the regulatory environment. These risks and uncertainties also include, but are not limited to, potential risks and uncertainties relating to the ultimate geographic spread of the novel coronavirus (COVID-19), the severity of the disease, the duration of the COVID-19 outbreak, actions that may be taken by governmental authorities to contain the COVID-19 outbreak or to treat its impact, the potential negative impacts of COVID-19 on the global economy and financial markets and any resulting impact on the satisfaction of the conditions of the Offer such that the Company may not be required to purchase the Common Shares and/or may terminate the Offer. These and other important factors could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Please read “Risk Factors” in the Company’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q and other public filings. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events, except as required by applicable law.

Item 12. Exhibits

Exhibit Number	Description

99.1	Press release dated May 14, 2020.